UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
RULE 13D-101
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*
PHARMOS CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

717139307
(CUSIP Number)

Attention: General Counsel
Venrock Associates
Venrock Associates III, L.P.
Venrock Entrepreneurs Fund III, L.P.
Venrock Management III, LLC
VEF Management III, LLC
530 Fifth Avenue
22nd Floor
New York, NY 10036
Tel: (212) 444-4100
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)
April 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,294,066[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

13,294,066[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,294,066[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
[1]	Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P., Venrock Management III, LLC and VEF Management III, LLC (collectively, the “Venrock Entities”) are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 3 below, collectively, the Venrock Entities beneficially own 13,294,066 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares. Includes an aggregate of 4,000,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, subject to the Issuer’s board of directors’ and stockholders’ authorization of additional shares of Common Stock and the filing of an amendment to the Issuer’s Articles of Incorporation with the state of Nevada.

[3]	This percentage is calculated based upon 59,944,095 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 26,798,526 shares of the Issuer’s Common Stock outstanding on February 18, 2009, as reported in the Issuer’s Annual Report on Form 10-K filed on February 27, 2009; (b) 18,000,000 shares of the Issuer’s Common Stock issued on April 21, 2009 pursuant to the closing of the PIPE Offering (as defined herein); and (c) 11,145,569 shares of the Issuer’s Common Stock issued on April 21, 2009 pursuant to the conversion of the Convertible Debentures (as defined herein).

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,294,066[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

13,294,066[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,294,066[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
[1]	The Venrock Entities are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 3 below, collectively, the Venrock Entities beneficially own 13,294,066 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares. Includes an aggregate of 4,000,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, subject to the Issuer’s board of directors’ and stockholders’ authorization of additional shares of Common Stock and the filing of an amendment to the Issuer’s Articles of Incorporation with the state of Nevada.

[3]	This percentage is calculated based upon 59,944,095 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 26,798,526 shares of the Issuer’s Common Stock outstanding on February 18, 2009, as reported in the Issuer’s Annual Report on Form 10-K filed on February 27, 2009; (b) 18,000,000 shares of the Issuer’s Common Stock issued on April 21, 2009 pursuant to the closing of the PIPE Offering (as defined herein); and (c) 11,145,569 shares of the Issuer’s Common Stock issued on April 21, 2009 pursuant to the conversion of the Convertible Debentures (as defined herein).

1	NAMES OF REPORTING PERSONS: VENROCK ENTREPRENEURS FUND III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,294,066[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

13,294,066[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,294,066[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
[1]	The Venrock Entities are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 3 below, collectively, the Venrock Entities beneficially own 13,294,066 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares. Includes an aggregate of 4,000,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, subject to the Issuer’s board of directors’ and stockholders’ authorization of additional shares of Common Stock and the filing of an amendment to the Issuer’s Articles of Incorporation with the state of Nevada.

[3]	This percentage is calculated based upon 59,944,095 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 26,798,526 shares of the Issuer’s Common Stock outstanding on February 18, 2009, as reported in the Issuer’s Annual Report on Form 10-K filed on February 27, 2009; (b) 18,000,000 shares of the Issuer’s Common Stock issued on April 21, 2009 pursuant to the closing of the PIPE Offering (as defined herein); and (c) 11,145,569 shares of the Issuer’s Common Stock issued on April 21, 2009 pursuant to the conversion of the Convertible Debentures (as defined herein).

1	NAMES OF REPORTING PERSONS: VENROCK MANAGEMENT III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,294,066[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

13,294,066[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,294,066[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
[1]	The Venrock Entities are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 3 below, collectively, the Venrock Entities beneficially own 13,294,066 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares. Includes an aggregate of 4,000,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, subject to the Issuer’s board of directors’ and stockholders’ authorization of additional shares of Common Stock and the filing of an amendment to the Issuer’s Articles of Incorporation with the state of Nevada.

[3]	This percentage is calculated based upon 59,944,095 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 26,798,526 shares of the Issuer’s Common Stock outstanding on February 18, 2009, as reported in the Issuer’s Annual Report on Form 10-K filed on February 27, 2009; (b) 18,000,000 shares of the Issuer’s Common Stock issued on April 21, 2009 pursuant to the closing of the PIPE Offering (as defined herein); and (c) 11,145,569 shares of the Issuer’s Common Stock issued on April 21, 2009 pursuant to the conversion of the Convertible Debentures (as defined herein).

1	NAMES OF REPORTING PERSONS: VEF MANAGEMENT III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,294,066[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

13,294,066[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,294,066[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

22.2%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
[1]	The Venrock Entities are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 3 below, collectively, the Venrock Entities beneficially own 13,294,066 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares. Includes an aggregate of 4,000,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, subject to the Issuer’s board of directors’ and stockholders’ authorization of additional shares of Common Stock and the filing of an amendment to the Issuer’s Articles of Incorporation with the state of Nevada.

[3]	This percentage is calculated based upon 59,944,095 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 26,798,526 shares of the Issuer’s Common Stock outstanding on February 18, 2009, as reported in the Issuer’s Annual Report on Form 10-K filed on February 27, 2009; (b) 18,000,000 shares of the Issuer’s Common Stock issued on April 21, 2009 pursuant to the closing of the PIPE Offering (as defined herein); and (c) 11,145,569 shares of the Issuer’s Common Stock issued on April 21, 2009 pursuant to the conversion of the Convertible Debentures (as defined herein).

The following constitutes Amendment No. 2 to the Schedule 13D previously filed by the undersigned, as amended by Amendment No. 1 (the “Schedule 13D/A”) with respect to the common stock, par value $0.03 per share (the “Common Stock”) of Pharmos Corporation, a Nevada corporation (the “Issuer” or “Pharmos”). The Schedule 13D is amended as follows and except as otherwise provided herein, all items of the Schedule 13D, as amended, remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
The Venrock Entities are filing this 13D/A to report that the Venrock Entities entered into that certain Securities Purchase Agreement by and among the Issuer, Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P. and various other investors, dated as of April 21, 2009 (the “SPA”). The Venrock Entities purchased an aggregate of 4,000,000 shares of Common Stock at a price of $0.10 per share (collectively, the “PIPE Shares”) for total consideration of $400,000. Under the terms of the SPA, the Venrock Entities also acquired warrants exercisable for an aggregate of 4,000,000 shares of Common Stock at an exercise price of $1.45 per share (subject to customary anti-dilution and other adjustments described below) (the “PIPE Warrants”) for no additional consideration. Each of the PIPE Warrants is exercisable from the date of issuance for a period of five years, subject to the Issuer’s board of directors’ and stockholders’ authorization of additional shares of Common Stock and the filing of an amendment to the Issuer’s Articles of Incorporation with the state of Nevada. The exercise price of the PIPE Warrants is $0.12 per share.
Each of the PIPE Warrants can be exercised in cash or may be “net exercised.” The net exercise provision allows the Venrock Entities to receive shares of Common Stock equal to the value of the PIPE Warrants without paying the exercise price in cash, but rather by surrendering the number of shares underlying the PIPE Warrants having a fair value equal to the exercise price of the shares being acquired. In addition, the exercise price of and the number of shares issuable under the PIPE Warrants are subject to customary adjustments in certain events, including stock splits and combinations, stock dividends, reorganizations, recapitalizations or reclassifications of the Issuer’s securities, mergers or consolidations and other distributions payable in securities of the Issuer.
The sale of securities to the Venrock Entities described above is part of a private placement (the “PIPE Offering”) by the Issuer to a number of investors (including the Venrock Entities) (collectively, the “PIPE Investors”). The closing of the transaction occurred on April 21, 2009 (the “Closing Date”).
In connection with the PIPE Offering, the Issuer and the Venrock Entities also amended the terms of the 10% Convertible Debentures due November 2012 in an aggregate outstanding principal amount of $1,000,000 (the “Convertible Debentures”). Pursuant to the terms of that certain Debenture Amendment Agreement dated as of April 21, 2009 (the “Debenture Amendment”), the Convertible Debentures were converted into an aggregate of 3,636,364 shares of the Issuer’s Common Stock at a conversion rate of $0.275 per share. Accrued but unpaid interest on the Convertible Debentures were also converted on such date into an aggregate of 78,826 shares of the Issuer’s Common Stock at a conversion rate of $0.34 per share.
In connection with the SPA and the Debenture Amendment, the Issuer also entered into a Registration Rights Agreement with the investors party to the SPA. The PIPE Shares acquired by the Venrock Entities were acquired solely for investment purposes.
In connection with the transaction referenced above, the Issuer also amended a Rights Agreement, as amended (the “Rights Amendment”) to exclude the acquisition of securities by the purchasers pursuant to the SPA from triggering a distribution of rights dividends to holders of Common Stock under the Rights Agreement.
Further reference is hereby made to that certain Current Report on Form 8-K filed by the Issuer on April 23, 2009, whereby the Issuer more specifically described the terms of the SPA, the Debenture Amendment, the Registration Rights Agreement and the Rights Amendment. The aforementioned documents were filed as exhibits to that certain Current Report on Form 8-K filed by the Issuer on April 23, 2009. The aforementioned description of the above-referenced transaction documents does not purport to be complete and is qualified in its entirety to reference to such documents, and such documents are hereby incorporated by reference as if attached hereto.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
The Venrock Entities agreed to purchase the PIPE Shares and the PIPE Warrants for investment purposes with the aim of increasing the value of their investments and the Issuer.

As of the date of this Schedule 13D/A, none of the Venrock Entities has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 reproduced below, except as disclosed herein and except that the Venrock Entities or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.
“Item 4. Purpose of Transaction
     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the issuer;
f. Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
g. Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j. Any action similar to any of those enumerated above.”
Pursuant to the SPA, no later than 30 days after the Closing Date (the “Filing Date”), the Issuer is required, at its expense, to file with the Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) with respect to the resale of the shares of Common Stock (A) issued at the closing of the SPA , and (B) issuable upon exercise of the PIPE Warrants (collectively, the “Registrable Securities”). The Issuer is required to use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC prior to the date which is six months from the Closing Date, and, subject to the Issuer's right to suspend the resale of stock under the Registration Statement in certain circumstances, the Issuer is required to use its commercially reasonable best efforts to maintain the effectiveness of the Registration statement until the earliest of (a) five years from the Closing Date, or (b) the date on which all PIPE Shares and shares issuable upon exercise of the PIPE Warrants then held by the PIPE Investors may be sold under Rule 144 of the Securities Act without any volume or manner of sale restrictions.
If the Registration Statement (a) is not declared effective on or prior to the date which is six months from the Closing Date or (b) once effective, ceases to be effective and available to the PIPE Investors for any continuous period that exceeds 15 trading days in the aggregate during a 12-month period, the Issuer is required to pay the PIPE Investors a cash payment as liquidated damages and not as a penalty. This cash payment is calculated as 1% of the aggregate purchase price paid by each PIPE Investor for any Registrable Securities then held by such holder for each 30-day period of a registration default event described in (a) or (b) above, subject to a maximum aggregate amount of liquidated damages payable to each PIPE Investor of 25% of the aggregate purchase price paid by each such PIPE Investor under the SPA. The PIPE Investors are also entitled to limited piggy-back registration rights under certain circumstances.
Pursuant to the terms of the Registration Rights Agreement, the registration rights described above are suspended indefinitely until those PIPE Investors (or their transferees) then holding more than 50% of the Registrable Securities not yet sold under Rule 144 or otherwise consent in writing to the reinstatement of such registration rights (the “Reinstatement”). Upon receipt by the Issuer of the Reinstatement, the Filing Date shall be reset as of the 30th calendar date following the Reinstatement.
Pursuant to the SPA, the Issuer has agreed to indemnify the PIPE Investors against certain claims arising from the PIPE Offering and any related transactions. A form of the indemnification agreement is filed as an exhibit to this Schedule 13D/A as Exhibit E and is incorporated herein by reference.
References to and descriptions of the transaction as set forth in this Item 4 are qualified in their entirety by reference to the SPA (including the form of PIPE Warrant, the Registration Rights Agreement and the Indemnification Agreement attached as exhibits thereto), which is incorporated in its entirety in this Item 4.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Venrock Entities are members of a group for purposes of this Schedule 13D/A.
     (a)  As of today’s date, (i) Venrock Associates directly owned 2,392,931 shares of the Issuer’s Common Stock, which includes 720,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, or approximately 4.2% of the Issuer’s Common Stock; (ii) Venrock Associates III, L.P. directly owned 10,635,256 shares of the Issuer’s Common Stock, which includes 3,200,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, or approximately 18.0% of the Issuer’s Common Stock; and (iii) Venrock Entrepreneurs Fund III, L.P. directly owned 265,880 shares of the Issuer’s Common Stock, which includes 80,000 shares of Common Stock issuable pursuant to warrants exercisable within sixty days of today’s date, or approximately 0.5% of the Issuer’s Common Stock.
     (b) Each of the Venrock Entities has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to dispose or to direct the disposition of 13,294,066 shares of the Issuer’s Common Stock, sole power to vote or to direct the vote of no shares of the Issuer’s Common Stock, and shared power to vote or to direct the vote of 13,294,066 shares of the Issuer’s Common Stock.
     (c) Except as described herein, neither the Venrock Entities nor the Listed Persons, to the knowledge of the Venrock Entities, has effected any transactions in the Common Stock during the past 60 days.
     (d) No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.
Other than as described in this Schedule 13D/A, to the best of the Venrock Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer. Mr. Anthony B. Evnin, a General Partner of Venrock Associates and a member of Venrock Management III, LLC and VEF Management III, LLC, is a director of the Issuer.

Item 7. Material to Be Filed as Exhibits.
A.	Securities Purchase Agreement dated as of April 21, 2009 by and among the Issuer and the Purchasers named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 23, 2009).

B.	Form of Stock Purchase Warrant dated April 21, 2009 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on April 23, 2009).

C.	Registration Rights Agreement dated as of April 21, 2009 by and among the Issuer and the Purchasers named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on April 23, 2009).

D.	Debenture Amendment Agreement dated April 21, 2009 by and among the Issuer, New Enterprise Associates 10, Limited Partnership, Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P. and Robert F. Johnston (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on April 23, 2009).

E.	Form of Indemnification Agreement dated as of April 21, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 23, 2009).

F.	Amendment No. 3 dated as of April 21, 2009 to the Rights Agreement, dated as of October 23, 2002, as amended on October 23, 2006 and on January 3, 2008, between the Issuer and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed on April 23, 2009).

G.	Agreement regarding joint filing of Schedule 13D/A.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 1, 2009

VENROCK ASSOCIATES

By:	/s/ David L. Stepp
Name:	David L. Stepp
Title:	Authorized Signatory

VENROCK ASSOCIATES III, L.P.
By: Venrock Management III, LLC
Its: General Partner

By:	/s/ David L. Stepp

Name:	David L. Stepp
Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND III, L.P.
By: VEF Management III, LLC
Its: General Partner

By:	/s/ David L. Stepp

Name:	David L. Stepp
Title:	Authorized Signatory

VENROCK MANAGEMENT III, LLC

By:	/s/ David L. Stepp

Name:	David L. Stepp
Title:	Authorized Signatory

VEF Management III, LLC

By:	/s/ David L. Stepp

Name:	David L. Stepp
Title:	Authorized Signatory

SCHEDULE 1
General Partners/Members/Executive Officers
Michael C. Brooks
c/o Venrock Associates
530 Fifth Avenue
22nd Floor
New York, NY 10036
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III, LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III, LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Eric S. Copeland
c/o Venrock Associates
530 Fifth Avenue
22nd Floor
New York, NY 10036
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III, LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III, LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Anthony B. Evnin
c/o Venrock Associates
530 Fifth Avenue
22nd Floor
New York, NY 10036
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III, LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III, LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Bryan E. Roberts
c/o Venrock Associates
530 Fifth Avenue
22nd Floor
New York, NY 10036
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III, LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III, LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Ray A. Rothrock
c/o Venrock Associates
530 Fifth Avenue
22nd Floor
New York, NY 10036
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III, LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III, LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Anthony Sun
c/o Venrock Associates
530 Fifth Avenue
22nd Floor
New York, NY 10036
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III, LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III, LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Michael F. Tyrrell
c/o Venrock Associates
530 Fifth Avenue

22nd Floor
New York, NY 10036
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III, LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III, LLC, the general partner of Venrock Entrepreneurs Fund III, L.P.
Citizenship: USA
Brian D. Ascher
c/o Venrock Associates
530 Fifth Avenue
22nd Floor
New York, NY 10036
Principal Occupation: Member of Venrock Management III, LLC
Citizenship: USA
Venrock Management III, LLC
530 Fifth Avenue
22nd Floor
New York, NY 10036
Principal Business: A General Partner of Venrock Associates III, L.P. Principal Place of Business: New York
VEF Management III, LLC
530 Fifth Avenue
22nd Floor
New York, NY 10036
Principal Business: A General Partner of Venrock Entrepreneurs Fund III, L.P. Principal Place of Business: New York

EXHIBIT INDEX
A.	Securities Purchase Agreement dated as of April 21, 2009 by and among the Issuer and the Purchasers named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on April 23, 2009).

B.	Form of Stock Purchase Warrant dated April 21, 2009 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on April 23, 2009).

C.	Registration Rights Agreement dated as of April 21, 2009 by and among the Issuer and the Purchasers named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on April 23, 2009).

D.	Debenture Amendment Agreement dated April 21, 2009 by and among the Issuer, New Enterprise Associates 10, Limited Partnership, Venrock Associates, Venrock Associates III, L.P., Venrock Entrepreneurs Fund III, L.P. and Robert F. Johnston (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on April 23, 2009).

E.	Form of Indemnification Agreement dated as of April 21, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 23, 2009).

F.	Amendment No. 3 dated as of April 21, 2009 to the Rights Agreement, dated as of October 23, 2002, as amended on October 23, 2006 and on January 3, 2008, between the Issuer and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K filed on April 23, 2009).

G.	Agreement regarding joint filing of Schedule 13D/A.

Exhibit G

AGREEMENT
Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D/A is being filed on behalf of each of the undersigned.
Dated: May 1, 2009

VENROCK ASSOCIATES

By:	/s/ David L. Stepp
Name:	David L. Stepp
Title:	Authorized Signatory

VENROCK ASSOCIATES III, L.P.
By: Venrock Management III, LLC
Its: General Partner

By:	/s/ David L. Stepp

Name:	David L. Stepp
Title:	Authorized Signatory

VENROCK ENTREPRENEURS FUND III, L.P.
By: VEF Management III, LLC
Its: General Partner

By:	/s/ David L. Stepp

Name:	David L. Stepp
Title:	Authorized Signatory

VENROCK MANAGEMENT III, LLC

By:	/s/ David L. Stepp

Name:	David L. Stepp
Title:	Authorized Signatory

VEF Management III, LLC

By:	/s/ David L. Stepp

Name:	David L. Stepp
Title:	Authorized Signatory
402258 v1/RE